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EXHIBIT 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income from continuing operations	$21,351	$193,341	$124,335	$220,224	$156,501
Fixed charges	138,712	143,410	156,844	148,110	81,451

Adjusted earnings	$160,063	$336,751	$281,179	$368,334	$237,952
Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$138,712	$143,410	$156,844	$148,110	$81,451
Preferred distributions	29,880	29,880	29,880	26,769	7,656

Total combined fixed charges and preferred distributions	$168,592	$173,290	$186,724	$174,879	$89,107
Ratio of earnings to combined fixed charges and preferred distributions	0.95x	1.94x	1.51x	2.11x	2.67x

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  EXHIBIT 12.2
Hospitality Properties Trust Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions (in thousands, except ratio amounts)